UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2007

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: March 7, 2007	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE	Methanex Corporation 1800 – 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 Toll-Free: 1-800-661-8851 http://www.methanex.com
For immediate release
March 7, 2007
METHANEX AND GEOPARK ANNOUNCE A LONG TERM AGREEMENT ON GAS SUPPLY AND DEVELOPMENT IN CHILE
Methanex Corporation announces the signing of a Memorandum of Understanding with GeoPark Holdings Limited, which would provide for the long term supply, development and acquisition of new natural gas reserves in Chile. This MOU includes a ten year gas supply and purchase commitment from GeoPark’s Fell Block in southern Chile beginning May 2007. The agreement provides incentives for volume growth up to 100 million cubic feet per day of natural gas and includes provisions for the financing of development operations and the potential joint acquisition of new hydrocarbon blocks in Chile. This agreement is subject to a final contract and required Chilean government approvals.
Methanex’s methanol plant site in Chile produces approximately 10% of the world’s methanol supply. GeoPark is the only private sector oil and gas producer in Chile and has been supplying natural gas to Methanex in Chile since May 2006.
Bruce Aitken, President and CEO of Methanex, commented, “We are delighted with the developing alliance that we have with GeoPark. The MOU represents an alignment of the interests of our two companies and we look forward to a long and successful relationship.”
Methanex is a Vancouver based, publicly-traded company engaged in the worldwide production and marketing of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the NASDAQ Global Market in the United States under the trading symbol “MEOH”. Methanex can be visited online at www.methanex.com.
GeoPark is a Latin American oil and gas producer and explorer with properties in Argentina and Chile. GeoPark shares are listed for trading on the Alternative Investment Market (AIM) of the London Stock Exchange under the trading symbol “GPK”. GeoPark can be visited online at www.geo-park.com.
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Inquiries:
Jason Chesko
Director, Investor Relations
Methanex Corporation
604-661-2600